Exhibit 99.1

Purple Biotech Reports Second Quarter 2022 Financial Results

REHOVOT, Israel, August 4, 2022 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech,” or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by harnessing the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the second quarter ended June 30, 2022.

“This is the first report of Purple Biotech financial results since my appointment as Chief Executive Officer,” said Gil Efron, Chief Executive Officer of Purple Biotech. “It is an opportunity for me to emphasize our main objectives. Purple Biotech has two exciting and innovative lead assets in development. We are focused on performing robust studies aiming to achieve meaningful clinical data and are continuing to explore opportunities to expand our current clinical programs to additional indications, while maintaining our cash runway, currently through the end of 2024. We are seeking opportunities for additional assets and collaborations to increase our footprint, through accretive transactions. I believe that together with strong science and by leveraging on our capabilities we can achieve these objectives and solidify Purple Biotech as a significant player within the oncology field.”

Recent Corporate Highlights

NT219

In June, Purple presented Phase 1 interim monotherapy data of the ongoing Phase 1/2 clinical trial of NT219 at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting, demonstrating encouraging safety & efficacy profile including one confirmed partial response in gastroesophageal junction cancer patient and stable disease in 75% of patients with mutated-KRAS colorectal cancer.

CM24

The Company initiated the Phase 2 portion of its ongoing study of CM24, a first-in-class monoclonal antibody with the potential to treat multiple cancers. The Phase 2 is an open-label, multicenter study in patients with metastatic pancreatic cancer (PDAC) to evaluate the safety and tolerability of CM24 in combination with the PD-1 inhibitor Opdivo® (nivolumab) and chemotherapy. The primary study endpoint is to evaluate preliminary efficacy in 2nd line PDAC.

This follows the recent favorable safety and efficacy data supporting the advancement of CM24 at the recommended phase 2 dose of 20 mg/Kg. The data from the Phase 1b study of CM24 in combination with Opdivo® (nivolumab) was presented in a poster entitled “Interim Safety and Efficacy Results from a Phase 1b Study of CM24 in Combination with Nivolumab in Adults with Advanced Solid Tumors” at the American Association of Cancer Research (AACR) 2022 Annual Meeting in May.

“Based on this progress last quarter, starting from phase 2, we will be performing randomized studies, such as our CM24 study in PDAC, which we are now in the process of expanding accordingly,” added Efron. “The recent clinical data for NT219 together with previously published preclinical results have shown the potential of NT219 on solid tumors harboring KRAS mutation and we are looking into the development of NT219 for treatment of mutated KRAS patients. In addition, Insulin Receptor Substrates 1/2 (IRS) was identified as one of the pathways for resistance mechanism to other treatments in this field, opening this opportunity for NT219, which is the only IRS inhibitor in clinical development to date.”

“We are ending the quarter in a strong financial position with $38.7 million in cash, cash equivalent short term and long term deposits and a cash runway of two and a half years as we continue to control our costs while advancing our programs. I’m proud of the progress made in the last quarter and we look forward to continuing to advance our clinical stage programs on behalf of cancer patients.”

Financial Results for the three Months Ended June 30, 2022

Research and Development Expenses were $2 million, same as to $2 million in the same period of 2021.

Selling, General and Administrative Expenses were $1.5 million, same as to $1.5 million in the same period of 2021.

Operating Loss was $3.6 million, same as the $3.6 million in the same period of 2021.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $3 million, an increase of $0.1 million, compared to $2.9 million in the same period of 2021.

Net Loss for the three months ended June 30, 2022 was $3.6 million, or $0.20 per basic and diluted ADS, compared to a net loss of $3.6 million, or $0.21 per basic and diluted ADS, in the three months ended June 30, 2021. Adjusted net loss for the three months ended June 30, 2022 was $2.9 million, the same as in the three months ended June 30, 2021.

Financial Results for the Six Months Ended June 30, 2022

Research and Development Expenses were $8.0 million, an increase of $1.1 million, or 15.9%, compared to $6.9 million in the same period of 2021. The increase was mainly due to an increase of $500 thousand in CMC expenses in support of our clinical studies and $300 thousands in wages in support of our growing development activities.

Sales, General and Administrative Expenses were $2.9 million, compared to $3.1 million in the same period of 2021, a decrease of $0.2 million. The decrease was mainly due to a decrease in employee equity-based compensation (ESOP) costs.

Operating Loss from continuing operations was $10.9 million, an increase of $0.8 million, or 7.9%, compared to $10.1 million in the same period of 2021.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $10 million, an increase of $1.3 million, compared to $8.7 million in the same period of 2021, mainly due to an increase in R&D expenses.

Net Loss for the first six months ended June 30, 2022 was $10.8 million, or $0.61 per basic and diluted ADS, compared to a net loss of $10.2 million, or $0.58 per basic and diluted ADS, in the same period of 2021. The increase in net loss was mainly due to an increase of $0.8 million in operating expenses. Adjusted net loss for the first six months ended June 30, 2022 was $10 million, an increase from $8.7 million in the first six months ended June 30, 2021.

During the six months ended June 30, 2022, the Company sold, under the Open Market Sale Agreementsm with Jefferies LLC, approximately 179 thousand ADSs, at an average price of $3.64 per ADS. Net proceeds to the Company, were approximately $0.57 million, net of issuance expenses.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications. The Company initiated a phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

Chief Executive Officer

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	June 30,	December 31,
	2022	2021
	USD thousand	USD thousand
Assets
Cash and cash equivalents	14,006	10,890
Short term deposits	22,010	36,310
Other current assets	1,431	1,273

Total current assets	37,447	48,473

Non - current assets
Other investments	187	187
Right of use assets	543	619
Fixed assets, net	237	277
Long term deposits	2,642	160
Intangible assets	20,684	20,482

Total non – current assets	24,293	21,725
Total assets	61,740	70,198

Liabilities
Lease liability - short term	195	199
Accounts payable	1,227	1,473
Other payables	3,972	2,578

Total current liabilities	5,394	4,250

Non - current liabilities
Lease liability	399	550
Post-employment benefit liabilities	292	292

Total non-current liabilities	691	842

Equity
Share capital, no par value	—	—
Share premium	124,951	123,951
Receipts on account of warrants	28,017	28,017
Capital reserve for share-based payments	9,300	8,862
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(21)	—
Capital reserve from transactions with non- controlling
interest	(859)	(859)
Accumulated loss	(106,738)	(95,905)

Equity attributable to owners of the Company	55,411	64,827
Non-controlling interests	244	279

Total equity	55,655	65,106

Total liabilities and equity	61,740	70,198

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the six and three months ended June 30, 2022

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Revenues	-	-	-	-

Research and development expenses	8,035	6,961	2,083	2,087
Sales, general and administrative expenses	2,886	3,192	1,507	1,535

Total operating expenses	10,921	10,153	3,590	3,622

Operating loss	10,921	10,153	3,590	3,622

Finance expense	92	122	51	102
Finance income	(145)	(196)	(89)	(78)

Finance expense (income), net	(53)	(74)	(38)	24

Loss for the period from continuing operations	10,868	10,079	3,552	3,646

Loss (profit) from discontinued operation	-	134	-	(2)

Loss for the period	10,868	10,213	3,552	3,644

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss on cash flow hedges	(21)	-	(21)	-

Total comprehensive loss for the period	10,889	10,213	3,573	3,644

Loss attributable to:
Owners of the Company	10,833	10,175	3,536	3,628
Non-controlling interests	35	38	16	16

	10,868	10,213	3,552	3,644

Total comprehensive loss attributable to
Owners of the Company	10,854	10,175	3,557	3,628
Non-controlling interests	35	38	16	16

	10,889	10,213	3,573	3,644

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Loss per share data
Continuing operations

Basic and diluted loss per ADS - USD	0.61	0.58	0.2	0.21

Number of ADSs used in calculation	17,897,681	17,454,161	17,981,754	17,530,236

Discontinued operation

Basic and diluted loss per ADS - USD	-	0.01	-	-
Number of ADSs used in calculation	-	17,454,161	-	17,530,236

*	Restated, see Note 4 discontinued operation in the annual financial statements.

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	10,921	10,153	3,590	3,622
Less ESOP expenses	(866)	(1,385)	(557)	(675)
	10,055	8,768	3,033	2,947

Reconciliation of Adjusted Net Loss

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period from continuing operation	10,868	10,079	3,552	3,646
Less ESOP expenses	(866)	(1,385)	(557)	(675)
	10,002	8,694	2,995	2,971

*	Restated, see Note 4 discontinued operation in the annual financial statements.

Consolidated Unaudited Statements of Cash Flow

	For the six months ended June 30,
	2022	2021
	USD thousand	USD thousand
Cash flows from operating activities from continuing operation:
Loss for the period from continuing operation	(10,867)	(10,079)
Adjustments:
Depreciation	103	107
Finance income, net	(53)	(74)
Share-based payments	866	1,385

	(9,951)	(8,661)

Changes in assets and liabilities:
Changes in other current assets	(286)	(89)
Changes in accounts payables	(90)	812
Changes in other payables	1,427	(489)
	1,051	234

Net cash used in operating activities from continuing operation	(8,900)	(8,427)

Cash flows from investing activities from continuing operation:
Acquisition of intangible asset	(203)	-
Interest received	143	115
Decrease in short term deposits	14,300	8,711
Increase in long term deposits	(2,482)	(1,945)
Acquisition of fixed assets	(20)	(109)

Net cash provided by investing activities from continuing operation	11,738	6,772

Cash flows from financing activities from continuing operation:
Proceeds from exercise of warrants	-	1,200
Proceeds from issuance ADSs	653	-
ADS issuance expenses paid	(81)	-
Repayment of lease liability	(83)	(73)
Interest paid	(33)	(37)

Net cash provided by financing activities from continuing operation	456	1,090

	For the six months ended June 30,
	2022	2021
	USD thousand	USD thousand
Cash flows in respect of discontinued operation as follows:

Net cash (used in) provided by operating activities	-	(131)
Net cash from investing activities	-	-
Net cash from financing activities	-	-
Net cash provided by (used in) discontinued operation	-	(131)

Net increase (decrease) in cash and cash equivalents	3,294	(696)
Cash and cash equivalents at the beginning of the period	10,890	11,247
Effect of translation adjustments on cash and cash equivalents	(178)	(11)

Cash and cash equivalents at the end of the period	14,006	10,540